Exhibit 99

    Unilens Vision Expects to Report Record Earnings for Fiscal Year 2004,
                            as Sales Increase 30%

  Fiscal Year 2004 Earnings Before Non-Recurring Extraordinary Gains and the
     Recognition of Net Future Tax Benefits to Reach or Exceed $0.20 per
                             Fully Diluted Share

    LARGO, Fla., Sept. 16 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF) today announced that the Company expects to report record earnings, excluding non-recurring items, for the quarter and fiscal year ended June 30, 2004. Detailed audited results with comparative data will be released on or before October 31, 2004.
    "Based upon information currently available, we expect to report fully diluted EPS, before non-recurring gains and the recognition of net future tax benefits, of at least $0.20 for Fiscal Year 2004, on record net sales of slightly more than $4.0 million, excluding royalty income," stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Fourth quarter earnings, before non-recurring gains and the recognition of net future tax benefits, should reach or exceed $0.08 per diluted share.
    "We are very pleased with the Company's results during the most recent fiscal year," continued Vitale. "Strong demand for our new C-Vue multi-focal soft lenses, combined with a more than tripling in royalty income derived from the license of our key technologies, were responsible for this outstanding performance."
    In addition, the Company expects to report net future tax benefits of approximately $3.5 million during the quarter ended June 30, 2004 which represents a portion of the loss carryforward tax benefits that the Company expects to realize. Inclusion of the recognition of net future tax benefits and non-recurring extraordinary gains should bring Unilens' total Fiscal Year 2004 net income to more than $6.0 million, or at least $1.47 per diluted share.

    About Unilens Vision Inc.
    Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com .
    Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI".

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

     For more information, please contact:
     Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             09/16/2004
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com /
    (UVICF UVI. UVI.V)

CO:  Unilens Vision Inc.
ST:  Florida, Canada
IN:  OTC HEA MTC
SU:  ERP